Lundin Mining Corporation	Lundin Mining AB
Suite 2101	Hovslagargatan 5
885 West Georgia Street Vancouver, B.C. V6C 3E8	111 48 Stockholm, Sweden
Canada
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71
lundinmining.com

NEWS RELEASE

LUNDIN MINING ADVISED OF REVISED CAPITAL COST PROJECTIONS ON TENKE PROJECT

Vancouver, April 23, 2008 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") reports that Freeport McMoRan Copper and Gold Company ("Freeport" ) has advised of further capital cost increases on the Tenke Project, which is under construction in the Democratic Republic of Congo ("DRC").

The Company holds an effective 24.75% equity interest in the Tenke Project. Freeport holds an effective 57.75 % interest and is the project operator.

The initial Tenke project is based on mining and processing ore reserves approximating 100 million tons with ore grades of 2.3% copper and 0.3% cobalt. Annual production in the initial years of the project is expected to approximate 115,000 tonnes of copper and 8,000 tonnes of cobalt. Freeport expects the results of drilling activities will enable significant future expansion of the initial production.

Approximately $US 475 million in project costs have been incurred to date. Construction activities are being advanced with in excess of 2,200 construction personnel onsite. Current activities are focused on concrete placement, steel tank erection, structural steel, and infrastructure development including shops, warehouses, and extensive social and regional infrastructure programs. All long lead time equipment has been ordered and Freeport advise that initial production is targeted during the second half of 2009.

Freeport is engaged in a review of the capital cost estimates for the project, which were estimated in October 2007 to be $900 million ($1 billion including advances to a third party for the refurbishment of provincial power facilities).

A recent capital cost review prepared in April 2008 indicates estimated capital costs of approximately $1.75 billion, (approximately $1.9 billion including loans to a third party for power development). These estimates include substantial amounts for infrastructure to support a larger scale operation than the initial phase of the project. This includes the provision of expanded power generating capacity providing improved reliability for the region. This regional power infrastructure investment is now estimated to be in the range of US$175 million, the majority of which is expected to be funded through a loan to the DRC State power authority.

The latest capital cost estimates include: provision for expanded housing and support facilities for the project work force; enhancements to national roads and bridges; extended social and training initiatives. The latest estimates also reflect substantial industry-wide escalation in construction costs and the incremental costs to develop the project in Central Africa, where infrastructure and logistics are challenging in developing a greenfield project.

Freeport is responsible for funding 70 percent of the project development cost and is also responsible for financing Lundin Mining’s share of certain project overruns.

The Company has previously indicated that it expected its contribution to the Tenke Project to be in the range of US$150 million - US$180 million in 2008. This is now expected to be in the range of US$180 million - US$210 million.

Freeport is currently reviewing the latest cost estimate with its partners and will strive to enhance the economic returns of the project while progressing its plans for developing infrastructure in the area that will enable rapid expansion of this high potential resource.

Commenting on the increase Mr. Phil Wright, President and CEO of Lundin Mining, said "We have just been advised of this overrun situation and an increase of this magnitude was not expected.

"Fortunately the funding of the majority of this increase is covered by our overrun protection from Freeport and we do not expect this to have a material impact on our cash flow through to start-up.

"We are continuing to review the details, however, we remain extremely positive on the longer-term prospects of this Project" Mr. Wright said.

About Lundin Mining

Lundin Mining Corporation is a rapidly growing, diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland. The Company currently has six mines in operation producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo and the Ozernoe zinc project in Russia as well as major expansion programs at its Neves-Corvo and Zinkgruvan mines. The Company holds an extensive exploration portfolio and interests in international mining and exploration ventures.

On Behalf of the Board,

Phil Wright
President and CEO

For further information, please contact:

Catarina Ihre, Manager, Investor Relations: +46-706-07 92 63
Sophia Shane, Investor Relations North America: +1-604-689-7842

Forward Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary Notes to Investors - Reserve and Resource Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum’s "CIM Standards on Mineral Resources and Reserves Definitions and Guidelines" (the "CIM Guidelines"). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates that are disclosed or incorporated by reference in this Annual Information Form.

The Company uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission (the "SEC") and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.